SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of August 12, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The company has received the following announcement:

                                                            Fidelity Investments
                                                                  Windmill Court
                                                                  Millfield Lane
                                                                 Lower Kingswood
                                                                        Tadworth
                                                                Surrey  TK20 6RG
                                                        Telephone:  01737 836735

Marconi Corporation Plc
34 Grosvenor Square
London
W1K 4HD

ATTN:  Helen Lewis

Direct Fax:        020 7491 1788
Tel:               020 7493 8484


11 August 2005


Dear Ms Lewis

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Shaun Jackson on 01737 837 092 or by Fax on 01737 837 450.


Yours faithfully



Shaun Jackson
Regulatory Reporting Analyst


Amendment 41

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

1.       Company in which shares are held:  Marconi Corporation Plc

2.       Notifiable Interest:  Ordinary Shares and ADRs

         (A)  FMR Corp.
              82 Devonshire Street
              Boston, MA 02109

              Parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), as US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

         (B)  Fidelity International Limited (FIL)
              P.O. Box HM 670
              Hamilton HMCX,  Bermuda

              Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL). Fidelity Gestion FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments Japan (FIJ) and Fidelity Investments International
              (FII), investment managers for various non-US investment companies and institutional clients.

1.       The notifiable interests also comprise the notifiable interest of:

         Mr Edward C Johnson 3d
         82 Devonshire Street
         Boston, MA 02109

         A principal shareholder of FMR Corp. and Fidelity International Limited

2. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

3. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMS Corp. and its direct and indirect subsidiaries. Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C Johnson 3d act as a group or in concert in respects of the disclosed interests, or that they are required to submit these notifications on a joint basis.

4. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Rani Jadu

Regulatory Reporting Manger, FIL - Investment Compliance

Duly authorised under Powers of Attorney dated August 25, 2004 by Eric D Roiter by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.


Schedule A


SECURITY:  MARCONI CORPORATION PLC                            AMENDMENT 41


                 Shares held Management      Nominee / registered name
                             company
                      19,700 FIA(K)L         State Street, Hong Kong Total
                     249,700 FICL            State Street, Bank and TR Co Total
                     259,500 FII             Bank of New York Europe LDN Total
                     480,379 FII             JP Morgan, Bournemouth Total
                      80,000 FIL             Bank of New York Brussels Total
                   9,757,479 FIL             Brown Bros Harrimn Ltd Lux Total
                     556,700 FIL             JPMorgan, Bournemouth Total
                      77,211 FIL             Morgan Stanley London Total
                     526,400 FIL             National Astl BK Melbourne Total
                     219,700 FIL             Northern Trust London Total
                     156,900 FIL             State STR BK and TR Co LNDN Total
                   9,286,257 FISL            JP Morgan, Bournemouth Total
                     169,700 FMRCO           Northern Trust London Total
                      68,300 FMRCO           State Street Bank & TR Co Total
                     278,000 FMTC            Bank of New York Total
                     766,900 FMTC            Brown Brothers Harriman & Co Total
                     240,400 FMTC            JPMorgan Chase Bank Total
                     311,800 FMTC            Northern Trust Co Total
                     724,500 FMTC            State Street Bank & TR Co Total
                     178,800 FPM             Bank of New York Brussels Total
                      16,700 FPM             Chase Manhattan London Total
                     121,200 FPM             Chase Manhttn BK AG Frankfrt Total
                      14,200 FPM             Dexia Privatbank Total
                     367,033 FPM             HSBC Bank Plc Total
                     968,663 FPM             JPMorgan Bournemouth Total
                      67,000 FPM             JPMorgan Chase Bank Total
                   1,653,556 FPM             Northern Trust London Total

                   1,428,822 FPM             State STR BK & TR Co LNDN Total
                  29,052,900                 Grand Total Ordinary Shares

The following number of ordinary shares held is based on the assumed conversion of 3.000 ADR's

(2 ordinary shares for each ADR)

                       6,000 FMRCO           Brown Brothers Harriman & Co Total
                       6,000                 Grand Total ADR Shares

Total Ordinary
Shares
+ ADR's           29,058,900

Current ownership
percentage:            13.92%

Shares in
Issue:           208,777,072

Change in
holdings since
last
filing:           (2,257,660) Ordinary Shares



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 12 August, 2005